Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-140959 on Form S-4 of our reports dated February 28, 2007, relating to the financial statements and financial statement schedule of NorthWestern Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the emergence from bankruptcy and adoption of fresh-start reporting in 2004 as described in Notes 1 and 4) and to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of NorthWestern Corporation for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

April 9, 2007

Minneapolis, Minnesota